SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Table of Documents Filed

Page
1. Partial amendments to Consolidated Financial Results for fiscal 2006 filed with the Tokyo Stock Exchange on Friday, June 23, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 26, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

2006/6/23

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102      Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Partial amendments to Consolidated Financial Results for fiscal 2006

ORIX Corporation has amended a part of the consolidated financial results for fiscal 2006, which we announced at May 12, 2006.

The figures underlined are amended.

Partial Amendments:

Condensed Consolidated Statements of Cash Flows (For the Years Ended March 31, 2006 and 2005)

(Partial amendments to Consolidated Financial Results for fiscal 2006 p.21)

1

[ Before amendment ]

Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2006	Year ended March 31, 2005	U.S. dollars March 31, 2006
Cash Flows from Operating Activities:
Net income	166,388	91,496	1,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136,621	132,158	1,163
Provision for doubtful receivables and probable loan losses	16,480	39,513	140
Decrease in policy liabilities	(47,172)	(41,902)	(401)
Gains from securitization transactions	(7,139)	(12,520)	(61)
Equity in net income of affiliates	(32,080)	(20,043)	(274)
Gains on sales of subsidiaries and affiliates and liquidation loss	(2,732)	(3,347)	(23)
Minority interests in earnings of subsidiaries, net	(3,257)	(2,474)	(28)
Gains on sales of available-for-sale securities	(10,401)	(14,761)	(89)
Gains on sales of real estate under operating leases	(8,970)	(1,554)	(76)
Gains on sales of operating lease assets other than real estate	(7,184)	(4,746)	(61)
Write-downs of long-lived assets	8,336	11,713	71
Write-downs of securities	4,540	4,930	39
Increase in restricted cash	(119,202)	(17,517)	(1,015)
Increase in trading securities	(9,091)	(21,430)	(77)
Increase in inventories	(56,596)	(21,906)	(482)
Increase in prepaid expenses	(2,316)	(975)	(20)
Increase in accrued expenses	2,755	8,255	24
Increase in security deposits	48,597	19,567	414
Other, net	58,426	(17,990)	498

Net cash provided by operating activities	136,003	126,467	1,158

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,136,538)	(942,489)	(9,675)
Principal payments received under direct financing leases	670,781	633,724	5,710
Net proceeds from securitization of lease receivables, loan receivables and securities	193,030	191,976	1,643
Installment loans made to customers	(1,834,192)	(1,545,297)	(15,614)
Principal collected on installment loans	1,202,113	1,287,144	10,233
Proceeds from sales of operating lease assets	130,992	73,928	1,115
Investment in and dividends received from affiliates, net	10,754	(48,257)	92
Purchases of available-for-sale securities	(201,123)	(219,890)	(1,712)
Proceeds from sales of available-for-sale securities	166,251	127,452	1,415
Maturities of available-for-sale securities	38,706	82,373	329
Purchases of other securities	(34,634)	(24,283)	(295)
Proceeds from sales of other securities	23,142	11,456	197
Purchases of other operating assets	(25,630)	(9,216)	(218)
Acquisitions of subsidiaries, net of cash acquired	(38,837)	(12,506)	(331)
Sales of subsidiaries, net of cash disposed	2,664	—	23
Other, net	33,164	(14,119)	283

Net cash used in investing activities	(799,357)	(408,004)	(6,805)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	326,285	(34,227)	2,778
Proceeds from debt with maturities longer than three months	2,102,054	1,934,048	17,894
Repayment of debt with maturities longer than three months	(1,697,828)	(1,665,050)	(14,453)
Net increase in deposits due to customers	16,628	44,043	141
Issuance of common stock	5,975	2,052	51
Dividends paid	(3,496)	(2,093)	(30)
Net increase (decrease) in call money	10,000	(5,000)	85
Other, net	2,910	570	25

Net cash provided by financing activities	762,528	274,343	6,491

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302	339	11

Net Increase (Decrease) in Cash and Cash Equivalents	100,476	(6,855)	855
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	1,238

Cash and Cash Equivalents at End of Period	245,856	145,380	2,093

2

[ After amendment ]

Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2006	Year ended March 31, 2005	U.S. dollars March 31, 2006
Cash Flows from Operating Activities:
Net income	166,388	91,496	1,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136,621	132,158	1,163
Provision for doubtful receivables and probable loan losses	16,480	39,513	140
Decrease in policy liabilities	(47,172)	(41,902)	(401)
Gains from securitization transactions	(7,139)	(12,520)	(61)
Equity in net income of affiliates	(32,080)	(20,043)	(274)
Gains on sales of subsidiaries and affiliates and liquidation loss	(2,732)	(3,347)	(23)
Minority interests in earnings of subsidiaries, net	3,257	2,474	28
Gains on sales of available-for-sale securities	(10,401)	(14,761)	(89)
Gains on sales of real estate under operating leases	(8,970)	(1,554)	(76)
Gains on sales of operating lease assets other than real estate	(7,184)	(4,746)	(61)
Write-downs of long-lived assets	8,336	11,713	71
Write-downs of securities	4,540	4,930	39
Increase in restricted cash	(119,202)	(17,517)	(1,015)
Increase in trading securities	(9,091)	(21,430)	(77)
Increase in inventories	(56,596)	(21,906)	(482)
Increase in prepaid expenses	(2,316)	(975)	(20)
Increase in accrued expenses	2,755	8,255	24
Increase in security deposits	48,597	19,567	414
Other, net	51,912	(22,938)	442

Net cash provided by operating activities	136,003	126,467	1,158

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,136,538)	(942,489)	(9,675)
Principal payments received under direct financing leases	670,781	633,724	5,710
Net proceeds from securitization of lease receivables, loan receivables and securities	194,806	191,976	1,658
Installment loans made to customers	(1,834,192)	(1,545,297)	(15,614)
Principal collected on installment loans	1,200,337	1,287,144	10,218
Proceeds from sales of operating lease assets	130,992	73,928	1,115
Investment in and dividends received from affiliates, net	10,754	(48,257)	92
Purchases of available-for-sale securities	(201,123)	(219,890)	(1,712)
Proceeds from sales of available-for-sale securities	166,251	127,452	1,415
Maturities of available-for-sale securities	38,706	82,373	329
Purchases of other securities	(34,634)	(24,283)	(295)
Proceeds from sales of other securities	23,142	11,456	197
Purchases of other operating assets	(25,630)	(9,216)	(218)
Acquisitions of subsidiaries, net of cash acquired	(38,837)	(12,506)	(331)
Sales of subsidiaries, net of cash disposed	2,664	—	23
Other, net	33,164	(14,119)	283

Net cash used in investing activities	(799,357)	(408,004)	(6,805)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	326,285	(34,227)	2,778
Proceeds from debt with maturities longer than three months	2,102,054	1,934,048	17,894
Repayment of debt with maturities longer than three months	(1,697,828)	(1,665,050)	(14,453)
Net increase in deposits due to customers	16,628	44,043	141
Issuance of common stock	5,975	2,052	51
Dividends paid	(3,496)	(2,093)	(30)
Net increase (decrease) in call money	10,000	(5,000)	85
Other, net	2,910	570	25

Net cash provided by financing activities	762,528	274,343	6,491

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302	339	11

Net Increase (Decrease) in Cash and Cash Equivalents	100,476	(6,855)	855
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	1,238

Cash and Cash Equivalents at End of Period	245,856	145,380	2,093

3